FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 22, 2002

Datalex plc

(Translation of registrant's name into English)

Howth House
Harbour Road
Howth, County Dublin
Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Datalex plc

INDEX TO EXHIBITS

Item

1. Letter to Datalex plc ADR Holders dated April 19, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Datalex plc

Date: April 22, 2002

By:
Name: Liam Booth
Title: Finance Director

ITEM 1

DATALEX

19th April 2002

Dear Datalex plc ADR Holder,

As announced in a company press release dated April 15th 2002 Datalex plc ("Datalex") will be voluntarily delisting its American Depositary Receipts ("ADRs") from the NASDAQ National Market ("NASDAQ") as of close of business on April 25th 2002. The decision to voluntarily delist from NASDAQ was taken because almost 100% of Datalex institutional shareholders and more than 95% of private shareholders are based in Ireland and the United Kingdom.

What does the NASDAQ delisting mean to you as an investor? Datalex securities will continue to trade in the United States in the Over-the-Counter (OTC) market as ADSs, while the ordinary shares will continue to trade in Ireland on the Irish Stock Exchange (ISEQ).

In addition to delisting from NASDAQ, Datalex intends to end its registration and reporting obligations to the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Exchange Act"). Upon deregistration, Datalex will no longer prepare and file with the SEC future U.S. annual reports on Form 20-F or file interim reports on Form 6-K. Instead and when available, (expected 18 months), Datalex will seek an exemption from registration and assume the responsibilities under Rule 12g3-2(b) of the Exchange Act, which includes, primarily, the obligation to furnish to the SEC reports that are made available to ordinary shareholders in Ireland. These reports will be available to holders of Datalex ADRs at the public reference room of the SEC in Washington, D.C.

Until the deregistration takes effect, Datalex will remain a registrant under the Exchange Act and file all required reports. Regardless of the timing of the deregistration, Datalex intends to prepare and file with the SEC its U.S. annual report on Form 20-F for the year ended December 31, 2001.

The OTC Market

In order for the shareholders to trade ADRs in the U.S., Datalex will be continuing with a Level 1 ADR Program with the Bank of New York. The Datalex ADRs will be quoted on the OTC market with bid and ask prices published and distributed by Pink Sheets LLC, formerly the National Daily Quotation Bureau. A Datalex shareholder, who holds his or her ADSs via a brokerage account, wishing to buy or sell Datalex ADSs will simply need to contact his or her broker in order to execute a trade. It is, however,

DATALEX

commonly acknowledged that the OTC market can be an illiquid market due to infrequent and low trading volumes of many securities quoted thereon.

Following the delisting, the exemption from Irish stamp duty, which is a tax on certain documents, for transfers of Datalex ADSs. As explained in Datalex plc's prospectus issued in October 2000, following the delisting, written agreements to sell, or written transfers of, interests in Datalex ADSs may attract Irish stamp duty.

Conversion to Datalex Ordinary Shares

As an alternative, an ADS holder may wish to convert his or her ADRs into ordinary shares of Datalex. The ordinary shares are listed on the ISEQ. In order to convert your Datalex ADSs into ordinary shares, please contact the ADR Cancellation Desk of the Bank of New York, our Depositary, at 646-885-3200.

Sincerely,

Neil Beck
Chief Executive Officer
Datalex plc

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to travel market forecasts and budgetary and other financial targets. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, the impact of the noncash charges, changes in the Company's strategic alliances and integration processes of acquired businesses or assets, a decline in the worldwide travel market, acceptance of and demand for online travel booking products and services, changes in the structure and popularity of the Internet, rapid technological changes, changes in the euro/dollar exchange rate, changes in the political, regulatory or fiscal regime in Datalex's area of activity and general economic conditions in the countries in which Datalex operates. For a discussion of these and other factors which may have a material impact upon Datalex's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating and Financial Review and Prospects" of the Company's Annual Report on Form 20-F.